Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Computation of Earnings Per Share

(in thousands, except per share data)

(Unaudited)

	Three Months Ended March 31,
	2004	2003

Basic
Earnings:
Net income	$969	$842

Shares:
Average common shares outstanding	8,856	8,836

Basic earnings per common share	$0.11	$0.10

Assuming full dilution
Earnings:
Net income	$969	$842

Shares:
Average common shares outstanding	8,856	8,836
Potentially dilutive common shares outstanding	305	39
Diluted average common shares outstanding	9,161	8,875

Diluted earnings per common share	$0.11	$0.09

Supplemental information:
The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan.